September 26, 2025

Glenn Chamandy
Chief Executive Officer
Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
33rd Floor
Montr  al, Qu  bec
Canada H3A 3J2

       Re: Gildan Activewear Inc.
           Registration Statement on Form F-4
           Filed September 22, 2025
           File No. 333-290427
Dear Glenn Chamandy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing